UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(D)
OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): September 7, 2022

Cohn Robbins Holdings Corp.

(Exact name of registrant as specified in its charter)

Cayman Islands	001-39454	98-1547852
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

1000 N. West Street, Suite 1200 Wilmington, DE	19801
(Address of principal executive offices)	(Zip Code)

(302) 295-4937
(Registrant’s telephone number, including area code)

Not Applicable
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one share of Class A ordinary share and one-third of one redeemable warrant	CRHC.U	New York Stock Exchange
Class A ordinary shares, par value $0.0001 per share	CRHC	New York Stock Exchange
Redeemable warrants, each whole warrant exercisable for one Class A ordinary share at an exercise price of $11.50	CRHC WS	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 5.03 Amendments to Articles of Incorporation or Bylaws; Change in Fiscal Year.

The information disclosed in Item 5.07 of this Current Report on Form 8-K under the heading “Proposal 1” is incorporated by reference into this Item 5.03 to the extent required herein.

Item 5.07 Submission of Matters to a Vote of Security Holders.

Extension Meeting

On September 7, 2022, Cohn Robbins Holdings Corp. a Cayman Islands exempted company (the “Company”), held an extraordinary general meeting (the “Extension Meeting”) virtually via live webcast and in person, at which holders of 63,036,555 ordinary shares, comprised of 41,939,985 Class A ordinary shares, par value $0.0001 per share, of the Company (“Class A Shares”), and 20,700,000 Class B ordinary shares, par value $0.0001 per share, of the Company (“Class B Shares”), were present in person or by proxy, representing approximately 60.9% of the voting power of the 103,500,000 issued and outstanding ordinary shares of the Company, comprised of (i) 83,800,000 Class A Shares and (ii) 20,700,00 Class B Shares, entitled to vote at the Extension Meeting at the close of business on July 11, 2022, which was the record date (the “Extension Record Date”) for the Extension Meeting. The Company’s shareholders of record as of the close of business on the Extension Record Date are referred to herein as “Extension Shareholders.”

Proposal 1

The Extension Shareholders approved, by special resolution, the proposal to amend the Company’s Amended and Restated Memorandum and Articles of Association to extend the date by which the Company must (i) consummate a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination, which is referred to as the Company’s “initial business combination,” (ii) cease its operations except for the purpose of winding up if it fails to complete such initial business combination and (iii) redeem all of the Class A Shares, included as part of the units sold in the Company’s initial public offering that was consummated on September 11, 2020, from September 11, 2022, to December 11, 2022 (the “Extension”). The voting results for such proposal were as follows:

For	Against	Abstain	Broker Non-Votes
61,491,696	1,350,727	194,132	N/A

On September 7, 2022, to effectuate the Extension, the Company filed with the Cayman Islands Registrar of Companies the Second Amended and Restated Memorandum and Articles of Association of the Company (the “Second A&R Charter”). The foregoing description of the Second A&R Charter does not purport to be complete and is qualified in its entirety by the terms of the Second A&R Charter, a copy of which is attached hereto as Exhibit 3.1 and incorporated herein by reference.

Proposal 2

The proposal to adjourn the Extension Meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies in the event that there were insufficient votes for, or otherwise in connection with, the Extension, was not presented at the Extension Meeting, as the Extension received a sufficient number of votes required for approval.

Business Combination Meeting

On September 7, 2022, the Company also held an extraordinary general meeting (the “Business Combination Meeting”) virtually via live webcast and in person, at which holders of 48,292,833 Class A Shares, and 20,700,000 Class B Shares, were present in person or by proxy, representing approximately 66.5% of the voting power of the 103,500,000 issued and outstanding ordinary shares of the Company, comprised of (i) 83,800,000 Class A Shares and (ii) 20,700,00 Class B Shares, entitled to vote at the Business Combination Meeting at the close of business on August 15, 2022, which was the record date (the “Business Combination Record Date”) for the Business Combination Meeting. The Company’s shareholders of record as of the close of business on the Business Combination Record Date are referred to herein as “Business Combination Shareholders.”

The Business Combination Meeting was held to vote on proposals related to the previously announced business combination pursuant to that certain business combination agreement, dated as of January 20, 2022, by and among, the Company, Allwyn AG (f/k/a SAZKA Entertainment AG), a Swiss stock corporation (Aktiengesellschaft, Allwyn Entertainment AG, a Swiss stock corporation (Aktiengesellschaft) (“Allwyn”), Allwyn US HoldCo LLC, a Delaware limited liability company and a direct, wholly owned subsidiary of Allwyn (“US HoldCo”), and Allwyn Sub LLC, a Delaware limited liability company and a direct, wholly owned subsidiary of US HoldCo (as it may be amended from time to time, the “Business Combination Agreement”), pursuant to which, among other things, shareholders of each of the Company and Allwyn AG will exchange their securities in those entities for securities of Allwyn (such transaction, and all other transactions contemplated by the Business Combination Agreement, the “Business Combination”).

Proposal 1

The Business Combination Shareholders approved, by special resolution, the proposal to adopt the Business Combination Agreement and the transactions contemplated thereby, including the Business Combination (and, for the avoidance of doubt, the Merger pursuant to the Cayman Plan of Merger (each as defined in the Business Combination Agreement)) (the “Business Combination Proposal”).The voting results for such proposal were as follows:

For	Against	Abstain	Broker Non-Votes
68,425,960	564,773	2,100	N/A

Proposal 2

The proposal to adjourn the to adjourn the Business Combination Meeting to a later date or dates to the extent reasonable (i) to ensure that any supplement or amendment to the registration statement on Form F-4 filed by Allwyn was provided to Business Combination Shareholders, (ii) in order to solicit additional proxies from Business Combination Shareholders in favor of the Business Combination Proposal, (iii) if Business Combination Shareholders redeem an amount of Class A Shares such that the Available Acquiror Cash (as defined in the Business Combination Agreement) would not be at least $850 million or (iv) in order to solicit additional proxies in order to consummate the transactions contemplated by, or for any other reason in connection with, the Business Combination Agreement., was not presented at the Business Combination Meeting, as the Business Combination Proposal received a sufficient number of votes required for approval.

Item 7.01 Regulation FD Disclosure.

On September 7, 2022, the Company issued a press release (the “Press Release”) announcing the results of the Extension Meeting and the Business Combination Meeting. The Press Release is attached hereto as Exhibit 99.1 and incorporated by reference herein.

The information in this Item 7.01, including Exhibit 99.1, is furnished and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to liabilities under that section, and shall not be deemed to be incorporated by reference into the filings of the Company under the Securities Act of 1933, as amended, or the Exchange Act, regardless of any general incorporation language in such filings. This Current Report on Form 8-K will not be deemed an admission as to the materiality of any information contained in this Item 7.01, including Exhibit 99.1.

Item 9.01. Financial Statements and Exhibits.

(d) Exhibits.

Exhibit No.	Description
3.1	Second Amended and Restated Memorandum and Articles of Association of the Company
99.1	Press Release, dated as of September 7, 2022
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Cohn Robbins Holdings Corp.
Date: September 7, 2022
	By:	/s/ Clifton S. Robbins
	Name:	Clifton S. Robbins
	Title:	Co-Chairman

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